Exhibit (a)(4)

Exhibit (a)(4)

Contact: Jeffrey L. Jacobson 626/585-6700 FOR IMMEDIATE RELEASE - PASADENA, CALIFORNIA, October 7, 2010

Wesco Financial Corporation (NYSE Amex: WSC) announced today that the Special Committee of its Board of Directors has retained Greenhill & Co., LLC as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor. The Special Committee, with the assistance of its financial and legal advisors, is evaluating the non-binding proposal received on September 1, 2010 from Berkshire Hathaway Inc. to acquire the remaining 19.9% of the shares of Wesco’s common stock that it does not presently own in exchange for shares of Berkshire Hathaway Class B common stock and/or cash, at the election of the shareholder. The Berkshire proposal is expressly conditioned upon, among other things, approval of the transaction by the Special Committee and a majority of the shares of Wesco common stock voted at a meeting called to consider the transaction that are not owned by Berkshire.

There can be no assurance that an agreement on terms satisfactory to the Special Committee will result from the proposal submitted by Berkshire Hathaway or that any transaction will be completed.

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